Exhibit 99.1

Fuling Global Inc. to Hold Annual Meeting of Shareholders on December 3, 2017

ALLENTOWN, Pa., September 15, 2017 /PRNewswire/ -- Fuling Global Inc. (NASDAQ: FORK) (“Fuling Global” or the “Company”), a specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today announced that it plans to hold its 2017 Annual Meeting of Shareholders on Sunday, December 3, 2017, at 10:00 a.m. Eastern Time. The meeting will be held at the Company’s Allentown location at 6690 Grant Way, Allentown, PA 18106. Stockholders as of the record date, close of business on October 20, 2017, will be entitled to vote at the meeting. Attending stockholders are encouraged to participate in a guided tour of the Company’s straw manufacturing facility at the same location immediately following the meeting.

Although we do not provide our shareholders with any right to put any proposals before annual general meetings, any shareholder may submit a proposal to us for consideration of inclusion in a proxy statement. The Company has determined that October 2, 2017 should be the deadline for receipt of proposals. Such proposals by mails should be delivered to: Fuling Plastic USA, Inc., 6690 Grant Way, Allentown, PA 18106, Attention: Corporate Secretary. Proposals by email should be sent to ir@fulingplasticusa.com.

About Fuling Global Inc.

Fuling Global Inc. (“Fuling Global”) is a specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China. The Company’s plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy’s, Burger King, Taco Bell, KFC (China only), Walmart, and McKesson. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:
Gilbert Lee, CFO
Email: ir@fulingplasticusa.com
Phone: +1-610-366-8070 x1835
Web: http://ir.fulingglobal.com/

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com
Phone: +1-732-910-9692